

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2013

Luc Jobin
Executive Vice President and Chief Financial Officer
Canadian National Railway Company
935 de La Gauchetiere Street West
Montreal, Quebec
Canada H3B 2M9

> **Re: Canadian National Railway Company**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed February 1, 2013**
> **File No. 001-02413**

Dear Mr. Jobin:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief